

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
Jeffrey T. Jackson
Chief Financial Officer
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **Re:     PGT, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2013**
> **File No. 0-52059**

Dear Mr. Jackson:

We have reviewed your response letter dated August 16, 2013, and have the following additional comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed April 1, 2013

Executive Compensation – Compensation Discussion and Analysis, page 22

Annual Cash Incentive Plan, page 25

1. We note your response to comment seven of our letter dated July 29, 2013.  Please note that Item 402(b)(2)(vi) of Regulation S-K indicates that any particular exercise of discretion, and whether it was applied to one or more specified NEOs or to all compensation subject to the relevant performance goals, should be disclosed.  Your sample of what the requested disclosure would have looked like in response to our prior comment in 2012 does not identify the particular exercises of discretion for each NEO, but presents information only with respect to the officers whose cash bonus targets were 40% of salary, and assumes that there was a discretionary payout out of 25% in each case.  Please revise to more clearly explain what percentage of the cash bonus award was based on discretionary factors for each officer.

Mr. Jackson
PGT, Inc.
August 30, 2013
Page 2

2.  Please also indicate what the performance portion of the program paid out for each officer.  Explain how actual performance above and below the performance goals for each measure impacts the percentage of the cash bonus target that is actually paid to officers.  In other words, while we understand that actual performance exceeded the goals for each measure upon which the performance portion of the award was based, it is unclear how this resulted in a payout of 122% of target.  Provide us a sample of what your disclosure would have looked like for 2012 had it included this information.

Long-Term Equity-Based Incentives, page 25

3.  We note your response to comment eight of our letter dated July 29, 2013.  Please note that Item 402(e)(1)(i) of Regulation S-K calls for disclosure of the material terms of each NEO's employment agreement or arrangement.  Your response states that Mr. Antonelli's grant of $593,983 in stock options is the result of a negotiated employment arrangement.  Please include the material terms of each NEO's employment agreement or arrangement in future filings, including those terms not relating to termination of employment as currently discussed on page 29, and please provide a sample of what your disclosure would have looked like in response to this comment for 2012.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  For other comments, please contact Leland Benton at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief